CONSENT OF EXPERT

March 30, 2017

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Rick Alexander, do hereby consent to the filing of the written disclosure regarding the technical report entitled “Technical Report on the Efemcukuru Project” dated September 17, 2007 and of extracts from or a summary of the technical report, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2016 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Rick Alexander
Rick Alexander, P. Eng
Eldorado Gold Corporation
Project Director